Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                                 June 12, 2015


Ms. Deborah O'Neal-Johnson
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                        Re: Elkhorn Unit Trust, Series 4
              Elkhorn Lunt Global Strong Dollar Portfolio of ETFs
                       File Nos. 333-203951 and 811-22925
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 Dear Ms. O'Neal-Johnson:

      This letter is in response to your comment letter dated June 3, 2015, regarding the registration statement on Form S-6 for Elkhorn Unit Trust, Series 3, filed on May 7, 2015 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Elkhorn Lunt Global Strong Dollar Portfolio of ETFs (the "Trust").

PROSPECTUS

PRINCIPAL INVESTMENT STRATEGY

      1. This section states, "[U]nder normal circumstances, the Trust will invest at least 80% of the value of its assets in ETFs that hedge some of the foreign currency risk associated with international investing and ETFs that may benefit from an increase in value of the U.S. dollar relative to other currencies." Please inform the staff whether the Trust received exemptive relief from Section 12(d)(1) in connection with the purchase of ETFs.

      Response: The Trust received exemptive relief from Sections 12(d)(1)(A),
(B) and (C) of the Investment Company Act of 1940 in connection with the purchase of ETFs. Please see File Number 812-14261.

      2. In the paragraph captioned, "Portfolio Selection Strategy" you state, "Lunt Capital eliminates all international developed and emerging market equity ETFs that do not hedge the represented currencies against the U.S. dollar." Clarify the disclosure to define "represented currencies," (i.e., the currencies represented by the issuers of securities in which the international and EM ETFs invest).

      Response: The disclosure has been revised in response to your comment.

      3. In your disclosure, include the percentage of the Trust that will be invested in domestic equity ETFs. We may have further comments.

      Response: The disclosure has been revised in response to your comment.

      4. In the paragraph sub-captioned "Domestic Equity," explain how this strategy results in ETFs that are unique from other domestic equity ETFs.

      Response: The language in the paragraph sub-captioned "Domestic Equity" has been revised to state that the portfolio consultant selects ETFs that it believes will meet the Trust's investment objective of capital appreciation. To do so, the portfolio consultant considers macroeconomic shifts, U.S. fiscal and monetary policies, inflation rates, interest rates and U.S. government debt policy, along with other factors, to determine market capitalizations and sectors that may benefit from a strengthening U.S. dollar relative to other currencies. The portfolio consultant then identifies ETFs that invest substantially in these market capitalizations and sectors.

      5. Disclose the market capitalization of the common stocks that will be held by ETFs in which the Trust invests.

      Response: The disclosure in the first paragraph of page 3 states that the ETFs may invest in securities of issuers of all market capitalizations.

      6. In your response letter, please confirm that the Fund will not be concentrated in any particular industry. Please confirm that to the extent an underlying ETF concentrates in a particular industry, the Fund will disclose the risks associated with concentrating its investments in a particular industry or group of industries.

      Response: The final portfolio for the Trust has not been selected. The risk disclosure will be updated on the day of deposit to reflect the sector concentrations of the Trust, if any.

FEE TABLE

      7. Footnote 4 to the fee table states, "The C&D Fee compensates the Sponsor for creating and developing the Trust; the C&D Fee is fixed at $0.05 per unit and is paid to the Sponsor at the close of the initial offering period, which is expected to be approximately three months from the inception date." Disclose whether shareholders who subscribe after the end of the initial offering period will have to pay the creation and development fee.

      Response: The sponsor will not sell units of the Trust after the primary offering period.

      8. The last sentence of footnote 7 states, "Please note that the Sponsor or an affiliate may be engaged as a service provider to certain ETFs held by your Trust and therefore certain fees paid by your Trust to such ETFs will be paid to the Sponsor or an affiliate for its services of such ETFs." Consider using bold font or italics to highlight this disclosure.

      Response: The disclosure has been revised in response to your comment.

HOW TO BUY UNITS

      9. In the section captioned "Exchange or Rollover Option," you state, "If you are buying units of your Trust in the primary market with redemption or termination proceeds from any other Elkhorn unit trust, you may purchase units at 99% of the maximum Public Offering Price, which include a sales charge reduction." Confirm to the staff that no units will be sold below net asset value.

      Response: The sponsor will not sell units of the Trusts below net asset value.

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.


                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                      By: /s/ Morrison C. Warren
                                                      --------------------------
                                                              Morrison C. Warren